Pamela R. Schneider
Senior Vice President
and General Counsel
847-326-5452
January 7, 2008
VIA EDGAR AND FACSIMILE
Mark Kronforst
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Re:	APAC Customer Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 000-26786
Dear Mr. Kronforst:
Set forth below are our responses to your letter of comment dated November 30, 2007 relating solely to our Form 10-K for the fiscal year ended December 31, 2006. We have included your comments in bold, and have also presented page references where appropriate.
Form 10-K for the Fiscal Year Ended December 31, 2006
Item 1. Description of Business
Major Clients, page 7
1.	It appears that Wellpoint, Verizon Wireless, and United Parcel each accounted for more than 10% of total revenues in 2006. Please file the agreements with these customers. Also, to the extent any other customer(s) accounted for 10% or more of your revenue, please file these agreements as exhibits. See Item 601(b)(10)(ii)(B) of Regulation S-K. Further, please disclose the duration of your relationships with your significant customers here or elsewhere in your annual report, as appropriate.
Item 601(b)(10)(ii)(B) of Regulation S-K provides, among other things, that a registrant should file:

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services . . .
We have a number of large clients each of which accounts for more than 10% of our annual revenue. These clients and their share of our annual revenue is currently disclosed in our Annual Report on Form 10-K on page 7 and the general terms of our client contracts are discussed on page 11 of our Form 10-K. Our business is not “substantially dependent” on any one client as no client represents the major part of the services we sell. Additionally, a number of our competitors do not file these ordinary course customer contracts. See for example, ICT Group’s Form 10-K for year ended December 31, 2006 and Sykes Enterprises, Incorporated’s Form 10-K for year ended December 31, 2006. For these reasons, we do not believe that our ordinary course contracts with clients representing in excess of 10% of our annual revenue are material contracts which are required to be filed under Item 601(b)(10)(ii)(B) of Regulation S-K.
We believe our current disclosure summarizes the material terms of our customer contracts and we will continue to review them to ensure meaningful disclosure. In future filings we will disclose the duration of our relationships with clients who represent more than 10% of our annual revenue. Currently, these relationships range in duration from three to twelve years.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, pages 28 and 29
2.	It does not appear that your non-GAAP disclosures adequately address each of the items discussed in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ). For example, we would expect robust disclosures explaining why it is useful for investors to evaluate your performance by disregarding significant expenses that appear to be recurring and integral to your operations. In addition, it does not appear that you have sufficiently addressed limitations and how management compensates for those limitations. Please provide us with proposed disclosures that address Question 8.
Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) provides, in part:
Companies should never use a non-GAAP financial measure in an attempt to smooth earnings. Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

It is permissible and may well be necessary to identify, discuss, and analyze material restructuring charges and other items, whether they are recurring or non-recurring, in Management’s Discussion and Analysis of Financial Condition and Results of Operations. . . ..
Whether an item may, or indeed must be discussed in MD&A is a different question from whether it may be eliminated or adjusted in connection with a non-GAAP financial measure. Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.
In addition, inclusion of such a measure may be misleading absent the following disclosure:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
We disclosed in our Form 10-K on pages 27-30 that we presented certain non-GAAP financial measures—EBITDA, adjusted EBITDA and free cash flow—to supplement our consolidated financial information prepared in accordance with GAAP and that these measures are not intended to be considered in isolation or as a substitute for the GAAP information. This information is not provided nor intended to smooth earnings. We specifically state that these measures do not represent funds for discretionary use and are not intended to represent or to be used as a substitute for net income (loss) or cash flow from operations as measured in accordance with GAAP and that the items excluded from these measures are significant components of our statement of operations which must be considered in performing a comprehensive assessment of our overall financial results. We further explain that we use these measures, in addition to their most directly comparable GAAP financial measures, to measure our performance and liquidity, including measuring management incentive plans.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

As stated in our Form 10-K, we believe these measures provide meaningful supplemental information regarding our performance and liquidity by excluding certain expenses that may not be indicative of our core business operating results, and that they also facilitate comparisons to our historic performance and liquidity without the impact of the restructuring and asset impairment charges resulting from our July 2005 strategic realignment. Additionally, we state that we believe free cash flow is of interest to our investors in relation to our debt covenants as capital expenditures are a significant use of our cash and our future performance depends on our ability to continue to fund our growth. We believe it is helpful to investors to have the non-GAAP financial information so they can evaluate our business consistent with the manner that we and our lenders do.
In determining the appropriateness of providing supplemental non-GAAP financial measures and the adequacy of our current disclosure, we considered the following:
•	Our internal operating reports present certain non-GAAP financial measures, including EBITDA, adjusted EBITDA and free cash flow, which exclude certain charges such as interest, taxes and depreciation and amortization expenses as well as other material items that distort trends, and items that do not reflect on-going business activities. These internal operating reports include monthly management financial presentations, annual budgets, monthly forecasts and financial information provided to our lenders. We use these reports to allocate resources, determine our ability to fund capital expenditures, assess performance against our debt covenants, determine management bonuses, and evaluate overall financial performance. In particular, these internal operating reports present certain non-GAAP financial measures which exclude the impact of restructuring and other charges and asset impairment charges during certain periods. Specifically, in 2005 we announced a strategic realignment to exit our outbound customer acquisition business and focus our resources on inbound client relationships and position ourselves for long-term growth and profitability by exiting unprofitable client relationships, optimizing our domestic operations and expanding our higher margin off-shore business. As a result of this decision, in late 2005 and 2006, we incurred a total of $10.6 million in restructuring and other charges relating primarily to the closure of a significant number of domestic customer care centers and reductions in headcount and a $10.9 million asset impairment charge relating primarily to the write-down of goodwill associated with the exited client relationships.
•	The strategic realignment which resulted in the exit of our outbound customer acquisition business was a one-time event that gave rise to the aforementioned charges which are unusual and non-recurring in both nature and magnitude. We believe that the unique nature of these charges necessitates disclosure of supplemental non-GAAP financial measures to eliminate such effects and provide historic information on a basis comparable to our ongoing business, thereby allowing a more meaningful evaluation of our current financial performance. We believe that charges of this nature and magnitude are not likely to recur.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

•	We believe investors should have a view of the same financial measures that we use, which exclude the economic impact of non-cash charges such as amortization and depreciation as well as items that are not part of our on-going or ordinary business and therefore may distort trends.
•	We believe that the non-GAAP measures disclosed in our filing are only useful as an additional tool to help investors make informed decisions about our financial performance. However, to be truly valuable, they must be used in conjunction with the GAAP measures we also provide in those same filings.
•	We believe that by making the same non-GAAP measures we use internally available in our external reporting, we provide investors with information that improves their ability to assess expectations of future performance based on past results.
Based on the foregoing considerations, we believe the disclosure contained in our Form 10-K complies with the recommendations set forth in Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. The supplemental non-GAAP information presented in our Form 10-K provides useful information essential to investors’ ability to understand and evaluate our current financial performance as compared to historic trends as well as our current ability to fund our growth. We continually evaluate the adequacy of our disclosure and compliance with SEC guidance and, during the second quarter of fiscal year 2007, we determined that it would no longer be appropriate to provide non-GAAP financial measures that exclude restructuring and other charges. Accordingly, we no longer provide information regarding adjusted EBITDA in our SEC filings.
Finally, we recognize the importance of robust disclosures and will enhance our non-GAAP disclosure in future filings to read as follows:
To supplement our Consolidated Financial Statements presented in accordance with GAAP, we use the following measures defined as non-GAAP measures: EBITDA and free cash flow. The presentation of these non-GAAP measures is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP or as a measure of liquidity. The items excluded from these non-GAAP financial measures are significant components of our financial statements and must be considered in performing a comprehensive assessment of our overall financial results.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

EBITDA and free cash flow are measures used by our lenders, investors and analysts to evaluate our financial performance and our ability to pay interest and repay debt. These measures are also indicative of our ability to fund the capital investments necessary for our continued growth. We use these measures, together with our GAAP financial metrics, to assess our financial performance, allocate resources, measure our performance against debt covenants, determine management bonuses and evaluate our overall progress towards meeting our long-term financial objectives.
We believe that these non-GAAP financial measures provide meaningful supplemental information and are useful in understanding our results of operations and analyzing of trends because they exclude certain charges such as interest, taxes and depreciation and amortization expenses that are not part of our ordinary business operations.
We also believe that these non-GAAP financial measures are useful to investors and analysts in allowing for greater transparency with respect to the supplemental information used by us in our financial and operational decision-making. In addition, we believe investors, analysts and lenders benefit from referring to these non-GAAP measures when assessing our performance and expectations of our future performance. However, this information should not be used as a substitute for our GAAP financial information; rather it should be used in conjunction with financial statement information contained in our Consolidated Financial Statements prepared in accordance with GAAP.
3.	Please tell us how you expect readers to interpret the statistical data that is provided. In this regard, we were unable to locate disclosures that explain any changes in these metrics between periods, the drivers behind such changes and how those changes affected your operations. Further, we noted little, if any, discussion of trends related to these key indicators.
We have included this information to assist our investors in understanding the size of, and trends related to, our business domestically and off-shore. Specifically, we included information on number of centers, number of workstations, and weighted average revenue per workstation. On our quarterly earnings call with investors and analysts, we are often asked to provide this statistical data and we included the information in our Form 10-K as our investors were using it to better understand our business and evaluate trends.
These metrics are helpful in measuring our capacity utilization and operating efficiency as well as understanding the relative contribution of our domestic and off-shore infrastructures. We will endeavor in future filings to better explain how these metrics reflect our operating performance and to include a discussion of changes in, and trends related to, this statistical data in future MD&A narrative.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

Fiscal Year 2006 Results of Operations Compared to Fiscal Year 2005 Results of Operations, page 31
4.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the changes in net revenues, cost of services, and selling, general, and administrative expenses but give no indication of the relative impact of each factor. Please explain to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
We have reviewed the requirements of Item 303(a)(3)(iii) of Regulation S-K and the SEC guidance provided in Section III.D of SEC Release No. 33-6835. Based on this review, we believe the totality of our MD&A disclosure regarding results of operations is appropriate. Generally, our results are impacted by only a few significant items each of which is specifically disclosed as well as a number of individually insignificant, but collectively material, items that are referenced in more general terms in our narrative disclosure. In addition, we provide a table on page 27 of our Form 10-K which contains selected financial information which, to a large extent, not only identifies, but also quantifies the factors contributing to the changes in net revenues and cost of services. For example, the components, dollar amounts and percentage variances for revenue and cost of services, are set forth in this table.
We will provide additional narrative disclosures in future filings to further explain and quantify the impact of the various factors that may impact our results and to more carefully disclose the reasons for material changes and the effects of offsetting developments.
For example, we would propose modifying the following MD&A disclosure regarding selling, general and administrative expenses on page 31 of our Form 10-K:
Selling, general and administrative expense decreased $2.3 million or 6.7% to $32.1 million in fiscal year 2006 from $34.4 million in fiscal year 2005. The decrease resulted primarily from a $1.6 million reduction in compensation and benefits expenses due to headcount reductions and a $1.8 million decrease in facilities expenses both resulting from our July 2005 restructuring. The reductions were partly offset by a $1.5 million increase in compensation expense related to our adoption of SFAS No. 123R and $1.0 million increase in management incentive accruals.
Critical Accounting Policies and Estimates, page 33
5.	Your critical accounting policies appear to duplicate the description of accounting policies that are already disclosed in the notes to the financial statements. Please tell us, in detail, how you have addressed the guidance in Section V of SEC Release 33-8350. As part of your response, tell us why these disclosures do not contain any quantitative information.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

In the MD&A section of our Form 10-K, we disclosed those accounting policies that historically have had, or currently could have, an impact on our results of operations. In accordance with Section V of SEC Release 33-8350, we reviewed each accounting policy to determine if it is critical to our financial results and, if:
•	The nature of the estimates or assumptions is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
•	The impact of the estimates and assumptions on financial condition or operating performance is material.
For the periods covered by the MD&A included in our Form 10-K, we did not provide quantitative information regarding any of our critical accounting policies and estimates because its impact on our financial condition or operating performance is not material and was not deemed to be relevant information for investors.
In future filings, we will endeavor to enhance our disclosure regarding these policies consistent with the guidance in Section V of Release 33-8350 and our disclosures will not simply duplicate the description of our accounting policies included in the notes to our consolidated financial statements. By way of example, we would propose modifying the disclosures on page 35 of our MD&A regarding accounting for employee benefits as follows:
Accounting for employee benefits
We recorded a liability for group health claims of $1.2 million as of December 31, 2006 and workers’ compensation claims of $2.7 million as of December 31, 2006 based on an estimate of claims incurred, but not reported, as well as known claims at the end of the period. The estimate for group health claims is a factor of the number of participants in the medical plans times an estimated monthly cost per participant. The estimated monthly cost per participant is determined with reference to our average medical costs incurred per participant over the prior five years and other relevant factors. Should the number of participants increase or should actual claims submitted exceed our estimates, we would record an additional charge to earnings. Conversely, if the number of participants decreases or if actual claims submitted are less than our estimates, we would reduce the estimate which would benefit earnings.
The estimate for workers compensation claims is derived from an analysis performed by actuaries we hire who have expertise in this area. Unforeseen claims or claims exceeding claim development estimates provided by the actuaries could result in an adjustment to the estimated liability and an additional charge to earnings. Conversely, should favorable trends result in a reduction in the estimates provided by the actuaries, we would reduce this estimate which would benefit earnings.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

For both group health claims and workers’ compensation claims we carry insurance which limit our losses to $125,000 per claim for group health and $250,000 per claim for workers’ compensation.
Item 8. Financial Statements and Supplementary Data
Note 8. Income Taxes, page 57
6.	Please tell us how you overcame the existence of cumulative losses at January 1, 2006 in order to avoid recording a valuation allowance. Refer to SFAS 109, paragraphs 20 through 25 and 103.
From 2000 through 2005, we experienced a significant decline in our financial performance largely as a result of factors affecting our outbound customer acquisition business. In early 2004, we began executing against a strategy designed to return our business to growth and profitability. We made significant new investments in our technology infrastructure and core business applications, realigned and invested in our sales and account management teams, began closing outbound telemarketing centers and developed a rigorous implementation process to ensure successful launches of new client customer care applications. Having stabilized the business and solidified key client relationships, in 2005, we announced a strategic realignment to exit our customer acquisition business and focus our resources on inbound customer care services. The 2005 strategic realignment resulted in further operating losses due to significant restructuring and asset impairment charges incurred to transform our business model from one focused on outbound customer acquisition services to a business purely focused on inbound customer care. These operating losses and restructuring charges resulted in us realizing a cumulative pre-tax loss for the three years ended January 1, 2006.
Paragraph 20 of SFAS 109 addresses the methodology for evaluating the need for a valuation allowance when cumulative losses have been incurred and states the following:
All available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Information about an enterprise’s current financial position and its results of operations for the current and preceding years ordinarily is readily available. That historical information is supplemented by all currently available information about future years. Sometimes, however, historical information may not be available (for example, start-up operations) or may not be as relevant (for example, if there has been a significant, recent change in circumstances) and special attention is required.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

Consistent with these requirements, we considered the negative and positive evidence that existed to determine whether a valuation allowance was needed for some portion or all of our deferred tax assets. Paragraph 20 of SFAS 109 acknowledges that historic information may not be as relevant as currently available information about future years if there has been a significant, recent change in circumstances. We believe the strategic realignment of the business in 2005 represented a significant change in circumstances that diminished the relevance of historical information in evaluating the need for a valuation allowance. Consequently, then-currently available and forecasted information about our financial performance was a key consideration in evaluating the need for a valuation analysis.
Paragraph 23 of SFAS 109 states that “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years;” however, paragraph 24 provides examples of positive evidence that may support a conclusion that a valuation allowance is not needed when negative evidence exists. In particular, paragraph 24 outlines the following examples of positive evidence that may be considered:
a)	Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures
b)	An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset
c)	A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.
In considering paragraph 24, we determined that the examples of positive evidence mentioned in examples (a) and (c) were applicable to our circumstances. The continuing business (inbound customer care) was largely profitable and included contracts with key clients with established pricing and cost structures. Our forecast at the time supported an expectation that we would return to profitability by the end of fiscal 2006. This forecast projected that the deferred tax assets would be fully utilized in a relatively short period of time, despite approximately 20-year useful lives of the net operating losses. The methodology and assumptions underlying the forecast to support the value of the deferred tax assets was consistent with that used in other aspects of managing our business in terms of decision-making, cash flow projections, discussions with analysts and banks, and had been used as the basis for presentations to our Board of Directors.
Additionally, as suggested by example (c), we prepared a twelve quarter “look-back” analysis excluding the impact of the losses from the exited outbound customer acquisition business, which showed that we would have been profitable during the “look-back” period ending January 1, 2006 had the losses from the exited business not been incurred.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

As we considered the totality of the positive and negative evidence available, we concluded that it was appropriate to place greater emphasis on our current and forecasted financial performance and to the adjusted twelve-quarter “look-back” analysis than to apply significant weight to the historic losses, as the business that drove these losses (our outbound customer acquisition business) had been eliminated. We believe that, given the significant recent changes in circumstances that contributed significantly to our cumulative loss position as of January 1, 2006, this approach is consistent with the provisions of paragraph 20 and appropriately weighs the impact of both the positive and negative evidence available. Since our analysis supported full utilization of the deferred tax assets well before their expiration, we concluded that a valuation allowance was not necessary.
Subsequently, for the reasons explained on page 57 of our Form 10-K, we established a full valuation allowance as of December 31, 2006.
7.	We note you have significant net operating loss and credit carryforwards. Please explain to us how your current disclosure complies with paragraph 48(a) of SFAS 109.
Paragraph 48(a) of SFAS requires a company to disclose the amounts and expiration date of operating loss and tax credit carry forwards for tax purposes.
We have historically reported the amounts and expiration dates for the operating loss and tax credit carryforwards in our periodic reports for all periods prior to recognition of the valuation allowance on our deferred tax assets, which was recorded as of December 31, 2006. See for example Note 10 on page 14 of our Form 10-Q for the fiscal quarter ended October 1, 2006.
The carrying value of the deferred tax assets resulted primarily from the net operating loss and tax credit carryforwards. When we recorded the full valuation allowance against all of our outstanding deferred tax assets, we ceased reporting the outstanding amounts and expiration dates as we believed this information was no longer meaningful to our investors because the carrying value of the deferred tax assets was not material and was fully offset by the valuation allowance. We will, however, include net operating loss and tax credit carryforward amounts and expiration periods in future filings.
Note 9. Long Term Debt, page 58
8.	We note you have modified the terms of your revolving credit facility multiple times in the past several years. Please tell us how you considered EITF 96-19 with respect to each of these modifications.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

From a discussion with the Staff, we understand that this comment concerns the application of EITF 98-14 “Debtor’s Accounting for Changes in Line-of-Credit or Revolving Debt Arrangements”. EITF 98-14 analyzes a debtor’s accounting for changes in line-of-credit or revolving debt arrangements and how to account for modifications to these arrangements, including accounting for unamortized costs at the time of the change, fees paid to or received from the creditor and third party costs incurred.
Paragraph 4 of EITF 98-14 provides in part:
3.	a. If the borrowing capacity of the new arrangement is greater than or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the creditor and any third party costs incurred should be associated with the new arrangement (that is deferred or amortized over the term of the new arrangement).
We analyzed the impact of EITF 98-14 for each modification to our credit facilities to assess the treatment of deferred loan costs. In each of the instances, our revolving credit facility was modified to continue the same or greater borrowing capacity and/or obtain relief from the violation of certain financial covenants. As a result, any unamortized deferred costs from the existing debt facility, any fees paid to the creditor for the debt modification and any third party costs incurred are associated with the new debt arrangement and are deferred and amortized over the life of the new arrangement.
* * *
I acknowledge on the behalf of the Company that:
•	We are responsible for the adequacy and accuracy of the disclosure in all filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that the responses above address the comments contained in your letter of November 30, 2007. If you have any questions regarding the above responses, please call the undersigned at 847-236-5452.

Mark Kronforst
Securities and Exchange Commission
January 7, 2008

Very truly yours,

/s/ Pamela R. Schneider
Pamela R. Schneider Senior Vice President and General Counsel

cc:	Robert J. Keller
George H. Hepburn III
Joseph R. Doolan